Exhibit 4.1
DESCRIPTION OF THE COMPANY’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The common stock and depositary shares, each representing a 1/100th interest in a share of 7.50% Non-Cumulative Perpetual Preferred Stock, Series B (the “Depositary Shares”), of Level One Bancorp, Inc. (the “Company,” which is also referred to herein as “we,” “our” or “us”) are registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. The following description of the material terms of the Company’s common stock and Depositary Shares is only a summary. This summary does not purport to be a complete description of the terms and conditions of the Company’s common stock and Depositary Shares in all respects and is subject to and qualified in its entirety by reference to the Company’s Articles of Incorporation (“Articles”) and the Company’s Amended and Restated Bylaws (“Bylaws”), each of which are filed or incorporated by reference as an exhibit to the Company’s Annual Report on Form 10-K of which this Exhibit is a part, as well as the Michigan Business Corporation Act (the “MBCA”), and any other documents referenced in the summary and from which the summary is derived. We urge you to read these documents for a more complete understanding of shareholder rights.
General
Our Articles authorize the issuance of up to 20,000,000 shares of common stock, no par value per share, and up to 50,000 shares of preferred stock, no par value per share. 11,500 shares of the Company’s preferred stock, no par value per share, is designated as 7.50% Non-Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”). Our common stock is listed on the Nasdaq Global Select Market under the symbol “LEVL.” Our Depositary Shares are listed on the Nasdaq Global Select Market under the symbol “LEVLP.”
Common Stock
Governing Documents. Holders of shares of our common stock have the rights set forth in our Articles, our Bylaws and the MBCA.
Dividends and Distributions. The holders of our common stock are entitled to share equally in any dividends that our board of directors may declare from time to time out of funds legally available for dividends, subject to limitations under the MBCA and any preferential rights of holders of our then outstanding preferred stock.
Ranking. Our common stock ranks junior with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company to all other securities and indebtedness of the Company.
Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share equally, on a per share basis, in all of our assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any then outstanding shares of preferred stock.
No Conversion Rights. Our common stock is not convertible into any other shares of our capital stock.
No Preemptive Rights. Holders of our common stock do not have any preemptive rights.
Voting Rights. The holders of our common stock are entitled to one vote per share on any matter to be voted on by the shareholders. The holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors. A plurality of the shares voted shall elect all of the directors then standing for election at a meeting of shareholders at which a quorum is present.
Redemption. We have no obligation or right to redeem our common stock.
Series B Preferred Stock
Depositary. Continental Stock Transfer & Trust Co. (the “Depositary”) serves as depositary for the Depositary Shares and as transfer agent and registrar for the Series B Preferred Stock and the Depositary Shares. The Depositary is the sole holder of the Series B Preferred Stock. However, the holders of Depositary Shares are entitled, through the Depositary, to exercise the rights and preferences of the holder of the Series B Preferred Stock, as described below.

Dividends and Distributions. Dividends on the Series B Preferred Stock are discretionary and are not cumulative, and will accrue and be payable only when, as and if declared by our board of directors or a duly authorized committee of our board of directors out of legally available funds, on a non-cumulative basis on the $2,500 per share liquidation preference, at a rate equal to 7.50% per annum for each quarterly dividend period from the issue date. Dividends will be paid quarterly, in arrears on February 15, May 15, August 15 and November 15 of each year.
Dividends on the Series B Preferred Stock are non-cumulative. If for any reason our board of directors or a duly authorized committee of our board does not declare cash dividends on the Series B Preferred Stock for a dividend period (or if less than full dividends for any dividend period are declared), we will have no obligation to pay any dividends or any additional dividends, as applicable, for that dividend period, whether or not our board of directors or a duly authorized committee of our board declares dividends on the Series B Preferred Stock for any subsequent dividend period.
We are not obligated to and will not pay holders of the Series B Preferred Stock any interest or sum of money in lieu of interest on any dividend not paid on a dividend payment date. We are also not obligated to and will not pay holders of the Series B Preferred Stock any dividend in excess of the dividends on the Series B Preferred Stock that are payable as described above. There is no sinking fund with respect to dividends.
Dividend Stopper. If full dividends on all outstanding shares of the Series B Preferred Stock for the most recently completed dividend period have not been declared and paid or declared and set aside for payment, we will be prohibited from declaring or paying dividends (other than a dividend payable solely in junior stock) or other distributions with respect to, or redeeming, purchasing or acquiring any of, our junior stock during the next succeeding dividend period, other than:
•redemptions, purchases or other acquisitions of junior stock in connection with any benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants or in connection with a dividend reinvestment or shareholder stock purchase plan;
•any declaration of a dividend in connection with any shareholders’ rights plan, or the issuance of rights, stock or other property under any shareholders’ rights plan, or the redemption or repurchase of rights pursuant thereto; and
•conversions into or exchanges for other junior stock and cash solely in lieu of fractional shares of the junior stock.
If dividends for any dividend payment date are not paid in full on the shares of the Series B Preferred Stock and there are issued and outstanding shares of parity stock for which such dividend payment date is also a scheduled dividend payment date, then all dividends declared on shares of the Series B Preferred Stock and such parity stock on such date shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as full dividends (or equivalent) per share on the shares of the Series B Preferred Stock and all such parity stock otherwise payable on such dividend payment date (subject to their having been declared out of legally available funds by our board of directors or a duly authorized committee of our board of directors and including, in the case of any such parity stock that bears cumulative dividends, all accrued but unpaid dividends) bear to each other.
Subject to the foregoing, dividends (payable in cash, stock, or otherwise) may be declared and paid on our junior stock, which includes our common stock, from time to time out of any assets legally available for such payment, and the holder of the Series B Preferred Stock or parity stock will not be entitled to participate in any such dividend.
Ranking. The Series B Preferred Stock will rank, with respect to the payment of dividends and distributions upon our liquidation, dissolution, or winding-up, (i) senior to our common stock and to each class or series of our capital stock we may issue in the future the terms of which do not expressly provide that it ranks on parity with or senior to the Series B Preferred Stock as to dividend and distribution rights and rights on our liquidation, dissolution or winding-up, which we refer to collectively as the “junior stock,” and (ii) on parity with, or equally to, each class or series of our capital stock we may issue in the future the terms of which expressly provide that it ranks on parity with, or equally to, the Series B Preferred Stock as to dividend and distribution rights and rights upon our liquidation, dissolution or winding-up, which we refer to collectively as “parity stock.”

We will not be entitled to issue any class or series of our capital stock, the terms of which provide that such class or series will rank senior to the Series B Preferred Stock as to payment of dividends or distribution of assets upon our liquidation, dissolution or winding-up, without the approval of the holders of at least two-thirds of the shares of our Series B Preferred Stock then outstanding and any class or series of parity stock upon which like voting rights have been conferred and are exercisable and are then outstanding, voting together as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series.
We may, however, from time to time, without notice to or consent from holders of the Series B Preferred Stock, re-open this series and issue additional shares of Series B Preferred Stock and a corresponding number of additional Depositary Shares. All such additional shares of Series B Preferred Stock would be deemed to form a single series with the shares of Series B Preferred Stock relating to the Depositary Shares currently outstanding. In addition, we may, from time to time, without notice to or consent from holders of the Series B Preferred Stock, create and issue parity stock and junior stock.
No Conversion Rights. The Series B Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of our capital stock or other securities.
No Preemptive Rights. The holder of the Series B Preferred Stock will have no preemptive rights.
Redemption. The Series B Preferred Stock will not be subject to any sinking fund or any other obligation of us to redeem or repurchase the Series B Preferred Stock. The Series B Preferred Stock does not have a stated maturity date and will be perpetual unless redeemed at our option.
The Series B Preferred Stock is redeemable by us, in whole or in part, from time to time, at our option on any dividend payment date on or after August 15, 2025, at a redemption price equal to the liquidation preference, plus any declared and unpaid dividends, without accumulation of undeclared dividends. Neither the holder of Series B Preferred Stock nor the holders of Depositary Shares have the right to require the redemption or repurchase of the Series B Preferred Stock or the Depositary Shares.
The Series B Preferred Stock is redeemable by us, in whole but not in part, at any time within 90 days following a regulatory capital treatment event at a redemption price equal to the liquidation preference, plus any declared and unpaid dividends, without accumulation of any undeclared dividends. A “regulatory capital treatment event” means our good-faith determination that, as a result of (i) any amendment to, or change in, the laws, rules or regulations of the United States or any political subdivision of or in the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other appropriate federal bank regulatory agencies) that is enacted or becomes effective after the initial issuance of any share of the Series B Preferred Stock; (ii) any proposed change in those laws, rules or regulations that is announced after the initial issuance of any share of the Series B Preferred Stock; or (iii) any official administrative or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules or regulations or policies with respect thereto that is announced or becomes effective after the initial issuance of the Series B Preferred Stock, there is more than an insubstantial risk that we will not be entitled to treat the full liquidation preferences of the shares of Series B Preferred Stock then outstanding as “Additional Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy standards of Federal Reserve Regulation Q, 12 C.F.R. Part 217 (or, as and if applicable, the successor capital adequacy guidelines, rules or regulations of the Federal Reserve or the capital adequacy guidelines, rules or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of Series B Preferred Stock is outstanding.
Maturity. The Series B Preferred Stock is perpetual and does not have a maturity date. We are not required to redeem the Series B Preferred Stock. Accordingly, the Series B Preferred Stock and related Depositary Shares will remain outstanding indefinitely, unless and until we decide to redeem the Series B Preferred Stock.
Liquidation Rights. In the event that we voluntarily or involuntarily liquidate, dissolve or wind up, the holder of the Series B Preferred Stock at the time outstanding is entitled to receive liquidating distributions in the amount of $2,500 per share of the Series B Preferred Stock (equivalent to $25 per depositary share), plus an amount equal to any declared but unpaid dividends thereon to and including the date of such liquidation without accumulation of any undeclared dividends, out of assets legally available for distribution to our shareholders, before any distribution of assets is made to the holders of our common stock or any other junior stock. After payment of the full amount of such liquidating distributions, the holder of the Series B Preferred Stock will not be entitled to any further participation in any distribution of assets by us, and will have no right or claim to any of our remaining assets.
In the event that our assets available for distribution to shareholders upon any liquidation, dissolution or winding-up of our affairs, whether voluntary or involuntary, are insufficient to pay in full the amounts payable with respect to all outstanding shares of the Series B Preferred Stock and the corresponding amounts payable on any parity stock, the holders of the Series B Preferred Stock and the holder of such other parity stock will share ratably in any distribution of our assets in proportion to the full respective liquidating distributions to which they would otherwise be respectively entitled.
For such purposes, our merger with or into any other entity, the merger of any other entity with or into us, our conversion into another entity, or the sale of all or substantially all of our property or business, will not be deemed to constitute our liquidation, dissolution, or winding-up.
Voting Rights. Except as indicated below, or as otherwise required by the Articles, Bylaws or the MBCA, the holder of the Series B Preferred Stock does not have any voting rights.
If and when the dividends on the Series B Preferred Stock or on any other class or series of our parity stock that has voting rights equivalent to those of the Series B Preferred Stock, have not been declared and paid in full for at least six dividend periods or their equivalent (whether or not consecutive), the authorized number of directors then constituting our board of directors will be automatically increased by two. In that case, the holder of the Series B Preferred Stock and the holders of all other classes and series of parity stock upon which like voting rights have been conferred and are exercisable and which are entitled to vote for the election of the two additional directors, voting together as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series, are entitled to elect the two additional members of our board of directors, which we refer to as the “Preferred Stock Directors,” at any annual or special meeting of shareholders at which directors are to be elected or any special meeting of the holders of the Series B Preferred Stock and any parity stock for which dividends have not been paid, but only if the election of any Preferred Stock Directors would not cause us to violate the corporate governance requirement of the Nasdaq Global Select Market, or any other exchange on which our securities may be listed, that listed companies must have a majority of independent directors. In addition, our board of directors shall at no time have more than two Preferred Stock Directors.
So long as any shares of the Series B Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by the Articles, Bylaws or the MBCA, or as may be required by the rules of the Nasdaq Global Select Market or any other securities exchange on which the Depositary Shares are listed, the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares of the Series B Preferred Stock and any class or series of parity stock upon which like voting rights have been conferred and are exercisable and are then outstanding, voting together as a single class, with each series or class having a number of votes proportionate to the aggregate liquidation preference of the outstanding shares of such class or series, shall be necessary for effecting or validating: (i) any amendment of our Articles of Incorporation to authorize, create or designate, or increase the authorized or designated amount of, any shares of any class or series of stock ranking senior to the Series B Preferred Stock with respect to payment of dividends or distribution of assets on our liquidation, dissolution or winding up, as well as any amendment of our Articles of Incorporation, that would alter or change the voting powers, limitations, preferences or relative rights of the Series B Preferred Stock so as to affect them adversely; or (ii) (a) any merger of us with or into any entity other than a corporation (or comparable foreign entity), or (b) any merger of us with or into any corporation (or comparable foreign entity) unless either the Series B Preferred Stock remains outstanding following the transaction, or the holder of the Series B Preferred Stock is issued a class or series of preferred stock of the surviving or resulting corporation (or comparable foreign entity) or a corporation (or comparable foreign entity) controlling such corporation, having voting powers, preferences and special rights that are substantially identical to those of the Series B Preferred Stock.
Depositary Shares, Each Representing 1/100th Interest in a Share of Series B Preferred Stock
Depositary and Depositary Shares. The Depositary serves as depositary for the Depositary Shares and as transfer agent and registrar for the Series B Preferred Stock and the Depositary Shares. Each Depositary Share represents a 1/100th interest in a share of Series B Preferred Stock.

Dividends and Distributions. Each dividend payable on a depositary share will be in an amount equal to 1/100th of the dividend declared and payable on the related share of the Series B Preferred Stock. The Depositary will distribute any cash dividends or other cash distributions received in respect of the deposited Series B Preferred Stock to the record holders of Depositary Shares relating to the underlying Series B Preferred Stock in proportion to the number of Depositary Shares held by the holders. If we make a distribution other than in cash, the Depositary will distribute any securities or property received by it to the record holders of Depositary Shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that (after consultation with us) it is not feasible to make a distribution, in which case the Depositary may, with our approval, adopt a method of distribution that it deems equitable and practicable, including the sale of the securities or property and distribute the net proceeds from the sale to the holders of the Depositary Shares in proportion to the number of Depositary Shares they hold.
Redemption. If we redeem the Series B Preferred Stock represented by the Depositary Shares, in whole or in part, the Depositary Shares will be redeemed with the proceeds received by the Depositary resulting from the redemption of the Series B Preferred Stock held by the Depositary. The redemption price per depositary share will be equal to 1/100th of the redemption price per share payable with respect to the Series B Preferred Stock (or $25 per depositary share), plus 1/100th of any declared and unpaid dividends, without accumulation of any undeclared dividends on the related share of the Series B Preferred Stock.
If we redeem shares of the Series B Preferred Stock held by the Depositary, the Depositary will redeem, as of the same redemption date, the number of Depositary Shares representing those shares of the Series B Preferred Stock so redeemed. If fewer than all of the outstanding Depositary Shares are redeemed, the Depositary will select the shares to be redeemed pro rata or by lot, or by any other equitable method, in each case as we may determine.
Voting Rights. Because each depositary share represents a 1/100th interest in a share of the Series B Preferred Stock, holders of depositary receipts are entitled to 1/100th of a vote per depositary share under those limited circumstances in which holders of the Series B Preferred Stock are entitled to a vote.
When the Depositary receives notice of any meeting at which the holders of the Series B Preferred Stock are entitled to vote, the Depositary will provide the information contained in the notice to the record holders of the Depositary Shares relating to the Series B Preferred Stock. Each record holder of the Depositary Shares on the record date, which will be the same date as the record date for the Series B Preferred Stock, may instruct the Depositary to vote the amount of the Series B Preferred Stock represented by the holder’s Depositary Shares. Insofar as practicable, the Depositary will vote the amount of the Series B Preferred Stock represented by Depositary Shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the Depositary determines are necessary to enable the Depositary to vote as instructed. If the Depositary does not receive specific instructions from the holders of any Depositary Shares representing proportional interests in the Series B Preferred Stock, it will not vote the amount of the Series B Preferred Stock represented by such Depositary Shares.
No Conversion Rights. The holders of the Depositary Shares do not have any conversion rights.
No Preemptive Rights. The holders of the Depositary Shares do not have any preemptive rights.
Preferred Stock
Upon authorization of our board of directors, we may issue shares of one or more series of our preferred stock from time to time. Our board of directors may, without any action by holders of common stock and except as may be otherwise provided in the terms of any series of preferred stock of which there are shares outstanding, adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. The rights of any series of preferred stock may include, among others:
•general or special voting rights;
•preferential liquidation rights;
•preferential cumulative or noncumulative dividend rights;
•redemption or put rights; and

•conversion or exchange rights.
We may issue shares of, or rights to purchase shares of, one or more series of our preferred stock that have been designated from time to time, the terms of which might:
•adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;
•discourage an unsolicited proposal to acquire us; or
•facilitate a particular business combination involving us.
Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over our then market price.
Anti-Takeover Considerations and Special Provisions of Our Articles, Bylaws and the MBCA
The MBCA and certain provisions of our Articles and Bylaws could have the effect of delaying or deferring the removal of incumbent directors or delaying, deferring or discouraging another party from acquiring control of us, even if such removal or acquisition would be viewed by our shareholders to be in their best interests. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.
Authorized But Unissued Capital Stock. We have authorized but unissued shares of common stock and preferred stock, and our board of directors may authorize the issuance of one or more series of preferred stock without shareholder approval. These shares could be used by our board of directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.
Number of Directors; Noncumulative Voting for Directors. Our Bylaws provide that the authorized number of directors of the Company may be fixed only by our board by resolution of a majority of the directors then in office, although such number may not be less than five nor more than twenty-five. In addition, our Articles do not allow for cumulative voting for directors, which may make it more difficult for a non-company nominee to be elected to our board of directors.
Filling of Board Vacancies; Removals. Any vacancies in our board of directors and any directorships resulting from any increase in the number of directors may be filled by the board, acting by not less than a majority of the directors then in office, although less than a quorum.
Limitation on Right to Call a Special Meeting of Shareholders. Our Bylaws provide that special meetings of shareholders may only be called by our board or our president or by the holders of not less than a majority of our outstanding shares of capital stock entitled to vote for the purpose for which the meeting is being called.
Action By Unanimous Written Consent of Shareholders. Our Bylaws provide that any action required or permitted to be taken at an annual or special meeting of shareholders may be taken without a meeting, but only if all of the shareholders entitled to vote consent in writing.
Advance Notice Provisions. Our Bylaws generally require a shareholder desiring to propose new business at a shareholder meeting to provide advance written notice to our corporate secretary, not later than 90 days nor earlier than 120 days prior to the anniversary of the preceding year's annual shareholder meeting, containing certain information about the shareholder and the business to be brought. Only business within the purposes described in the notice of the meeting may be conducted at a special meeting. This provision could delay shareholder actions that are favored by the holders of a majority of our outstanding stock until the next shareholders' meeting.
Additionally, our Bylaws provide that nominations for directors must be made in accordance with the provisions of our Bylaws, which generally require, among other things, that such nominations be provided in writing to our corporate secretary, not later than 90 days nor earlier than 120 days prior to the anniversary of the preceding year's annual shareholder meeting, and that the notice to our corporate secretary contain certain information about the shareholder and the director nominee.
Amendment of the Bylaws. Our Bylaws provide that our Bylaws may be altered, amended or repealed by our board without prior notice to or approval by our shareholders. Our Bylaws may also be altered, amended or repealed by the affirmative vote of holders of a majority of the shares of our capital stock entitled to vote at any meeting of shareholders. Accordingly, our board could take action to amend our Bylaws in a manner that could have the effect of delaying, deferring or discouraging another party from acquiring control of us.
Michigan Law. We may opt-in to the provisions of Chapter 7A of the MBCA. In general, subject to certain exceptions, Chapter 7A of the MBCA prohibits a Michigan corporation from engaging in a “business combination” with an “interested shareholder” for a period of five years following the date that such shareholder became an interested shareholder, unless: (i) prior to such date, the board of directors approved the business combination; or (ii) on or subsequent to such date, the business combination is approved by at least 90% of the votes of each class of the corporation's stock entitled to vote and by at least two-thirds of such voting stock not held by the interested shareholder or such shareholder's affiliates. The MBCA defines a “business combination” to include certain mergers, consolidations, dispositions of assets or shares and recapitalizations. An “interested shareholder” is defined by the MBCA to include a beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation. While our board to date has not elected to opt-in to these provisions, any future decision to do so could have an anti-takeover effect.
Federal Banking Law.  The ability of a third party to acquire our stock is also limited under applicable U.S. banking laws, including regulatory approval requirements. The Bank Holding Company Act of 1956, as amended, requires any “bank holding company” to obtain the approval of the Federal Reserve before acquiring, directly or indirectly, more than 5% of our outstanding common stock. Federal law also prohibits any person or company from acquiring “control” of an FDIC-insured depository institution or its holding company without prior notice to the appropriate federal bank regulator. “Control” is conclusively presumed to exist upon the acquisition of 25% or more of the outstanding voting securities of a bank or bank holding company but may arise under certain circumstances between 10% and 24.99% ownership.